SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             The SMALLCap Fund, Inc.
                       (Name of Subject Company (Issuer))

                             The SMALLCap Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 831680103
                      (CUSIP Number of Class of Securities)
                           Jeffrey A. Engelsman, Esq.
                               Assistant Secretary

                             The SMALLCap Fund, Inc.
                                One South Street
                               Baltimore, Maryland
                                 (410) 895-3824

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                             -----------------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                 Amount of Filing Fee(2)

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

          |_|      third-party tender offer subject to Rule 14d-1.

          |X|      issuer tender offer subject to Rule 13e-4.

          |_|      going-private transaction subject to Rule 13e-3.

          |_|      amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             The SMALLCap Fund, Inc.
                                One South Street
                            Baltimore, Maryland 21202

                    THE SMALLCAP FUND ANNOUNCES TENDER OFFER

         The SMALLCap Fund, Inc. (NYSE: MGC) announced today that its Board of Directors, in an effort to create value for its stockholders, has authorized the Fund to conduct a cash tender offer at not less than 99% of NAV per share for 65% of the Fund's outstanding shares. It is anticipated that the Board will determine the final terms of the tender offer at a meeting on June 19, 2003 and that the tender offer will conclude on or about September 10, 2003.

         The Board also met yesterday with Ronald Olin, representing stockholders owning 37% of the fund's shares, and issues the following joint statement with Mr. Olin. Mr. Olin presented a proposal stating that "as soon as possible, the Board shall: (1) initiate a redemption offer to all shareholders at full Net Asset Value (NAV) for the maximum number of shares permissible by law; (2) amend the Fund's by-laws to require that subsequent redemption offers be conducted at NAV for the maximum amount of shares and at the maximum frequency permitted by law so long as any "Director election by-law" remains in effect which allows incumbent Directors to stay in office after receiving less votes than their opponents in an election in which a quorum is present; and (3) provide further that such amended by-laws may only be repealed by an affirmative vote of shareholders holding a majority of all shares outstanding." This proposal was not approved by the Board.

         The Fund is a closed-end fund. Its shares trade on the New York Stock Exchange under the symbol 'MGC'. Currently, there are 9,839,394 shares outstanding. Stockholders can obtain more information on the Fund by calling the service center at 866-810-3734, visiting the Fund's Web site at www.thesmallcapfundinc.com or contacting their financial representative.

     Contact: Daniel O. Hirsch
              Jeffrey Engelsman
              The SMALLCap Fund, Inc.(TM)
              One South Street
              MS - BAL01-1806
              Baltimore, Maryland

         Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

         NOT FDIC INSURED / NO BANK GUARANTEE / MAY LOSE VALUE